FORM 51-102F3

MATERIAL CHANGE REPORT

1.  Name and Address of Company

Zentek Ltd. (the "Company" or "Zentek")

1123 York Rd.,

Guelph, ON N1E 6Z1

2.  Date of Material Change

August 10, 2026

3.  News Release

A press release disclosing the material change was released on August 10, 2026, through the facilities of Newsfile.

4.  Summary of Material Change

 On August 10, 2026, the Company announced the results of its new Preliminary Economic Assessment ("PEA") for its Albany Graphite Project ("Albany" or the "Project"), located near Hearst, Ontario, Canada, prepared by Micon International Limited ("Micon").

5.  Full Description of Material Change

On August 10, 2026, the Company announced the results of its PEA for the Project prepared by Micon.

The new PEA evaluates Albany's integrated production pathway, encompassing resource extraction, through flotation processing and fluidized bed reactor ("FBR") purification to produce ultra-high-purity graphite products for nuclear, defence, and other strategic critical mineral supply chains increasingly seeking secure, traceable, North American sources of graphite.

PEA Highlights

Table 1: Economic Highlights

Metric	Value
Pre-tax net present value ("NPV") at 5% discount rate	US$4,179.3M
After-tax NPV at 5% discount rate	US$3,854.5M
Pre-tax internal rate of return ("IRR")	27.7%
After-tax IRR	27.4%
Pre-tax payback period (discounted)	4.4 years
After-tax payback period (discounted)	4.4 years
Initial capital cost	US$817.0M
Sustaining capital cost	US$1,161.6M
Life of mine operating cost	US$6,645.2M
Average annual operating cost	US$221.5M per year
Operating cost per tonne of finished graphite products	US$7,989.4 per tonne
Weighted average realized product price	US$23,485 per tonne
Average annual revenue, gross	US$651.3M per year
Average annual revenue, net of transport, insurance and royalty	US$639.3M per year
Overall Project life inclusive of pre-production/closure (years)	35

All figures are stated in USD unless otherwise indicated. Figures are estimates prepared for the purposes of the PEA and are subject to the assumptions and qualifications set out in the technical report.

Table 2: Design Parameters

Metric	Value
Production Period / Life of Mine (years)	30
Nominal annual processing rate (tonnes per year)	894,454
Life of mine average head grade (% Cg)	3.9
Flotation recovery (%)	86
Nominal flotation concentrate production (tonnes per year)	34,483
Nominal finished product production (tonnes per year)	30,000

Purification performance in the economic model is based on bench-scale testwork. Bench-scale testing has demonstrated that Albany graphite can be purified to 5N levels, consistent with benchmarks associated with certain nuclear-grade graphite applications. "Cg" = graphitic carbon, "Mt" = million tonnes.

Key Project Attributes

Purity. Independent bench-scale testing, disclosed on September 22, 2025, measured 99.9992% carbon with an equivalent boron content of 2.60 ppm, meeting published benchmarks associated with certain nuclear-grade applications.

Process route. Purification is thermal. The flowsheet uses no hydrofluoric acid at any stage, and flotation requires no lime or acid pH modifiers.

Permitting. Based on the project design contemplated in the PEA, the Project is not expected to trigger a federal impact assessment, which would allow permitting to advance through a single provincial process.

Location. Northern Ontario, within 30 km of the Trans-Canada Highway, with existing road, rail, power transmission and natural gas infrastructure nearby. Graphite is designated a critical mineral by both the Government of Canada and the United States Department of Energy.

PEA Results

The PEA was prepared by Micon in accordance with NI 43-101 and evaluates Albany as an integrated operation, from extraction through flotation processing and FBR purification to finished ultra-high-purity graphite products. The study assumes a three-year pre-production period, a 30-year operating life, and a two-year closure period, resulting in an overall project life of 35 years. The mine plan processes approximately 25.9 Mt of mill feed grading 3.9% Cg and is designed to produce approximately 34,483 tonnes of graphite concentrate annually following ramp-up, at an average flotation recovery of 86%.

The economic analysis uses an average graphite product price of US$23,485 per tonne, a C$1.33 per US$1.00 exchange rate and a 5.0% annual discount rate as the study's principal discounted cash flow basis. That rate reflects the Project's location in a stable, established mining jurisdiction with no security or expropriation exposure, together with the specification-driven, contract-priced nature of the markets the Project is targeting. Estimated pre-production capital is US$817.0 million and includes the FBR site and associated costs. Life-of-mine sustaining capital is estimated at US$1,161.6 million, also including the FBR site and associated costs.

At a 5.0% discount rate, the PEA reports a pre-tax NPV of US$4.18 billion and an after-tax NPV of US$3.85 billion. The modelled pre-tax IRR is 27.7%, the after-tax IRR is 27.4%, and the after-tax payback period is 4.4 years.

At an 8.0% discount rate, the pre-tax and after-tax NPVs are US$2.47 billion and US$2.29 billion respectively.

The mineral resource estimate has been updated using drill hole data available as of June 30, 2026, and is reported for a combined open pit and underground scenario. Product pricing is based on independent market research and pricing analysis prepared by AppEco Inc. ("AppEco") and by a United States-based advanced graphite materials company engaged by the Company, for the ultra-high-purity tiers Albany is targeting. - Capital and operating cost estimates have been rebuilt on current pricing. Purification is modelled on bench-scale testwork, as disclosed on September 22, 2025.

The PEA is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability, and may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Readers are cautioned not to assume that all or any part of the Indicated or Inferred Mineral Resources will ever be converted into Mineral Reserves or that the PEA represents, or will result in, an economically viable mining operation.

Product and Pricing Basis

The economic model applies an average realized product price of US$23,485 per tonne. This pricing assumption reflects Albany's potential position as a supplier of ultra-high-purity graphite to specialized, high-value markets rather than commodity or battery-grade markets. This assumed price is aligned with the quality and performance specifications required by the applications targeted by the Project. Average annual revenue is estimated at approximately US$651.3 million gross, or approximately US$639.3 million net of royalties and concentrate transportation costs from the mine site to the FBR processing facility.

Pricing provided to Micon for use in the PEA was developed from independent market research and economic analyses prepared by AppEco and by the United States-based advanced graphite materials company . Both firms assessed pricing across the nuclear, defence and aerospace segments where Albany's specifications apply, benchmarked against nuclear-grade graphite and extended to 2035 under multiple price scenarios, with an adjustment reflecting the preference among allied buyers for supply originating in allied jurisdictions.

Table 3: Life-of-Mine ("LOM") Capital Cost Estimate

Sector	LOM CAPEX (US$M)
Geology	0.8
Mining	106.9
Infrastructure	29.2
Concentrator	157.7
Tailings and water management	52.3
Offsite infrastructure	881.7
Indirect, contingency and owner's costs	711.9
Closure and rehabilitation	38.1
Total Capital Expenditures	1,978.7
Preproduction Period Capital (CAPEX)	817.0
Sustaining Capital (total over project life)	1,161.6

Offsite infrastructure includes the FBR site and associated costs. Indirect, contingency and owner's costs includes contingency applied at 25%. Sustaining capital does not include US$84.8 million spent during closure period. Numbers may not add due to rounding.

Table 4: Operating Cost Estimate

Sector	LOM OPEX (US$M)	US$/t product
Mining	732.0*	880.1
Processing (Concentrator)	303.5	365.0
FBR Purification	5,353.1	6,435.8
G&A	256.6	308.5
Total	6,645.2	7,989.4

*Mining opex includes $85.9M of preproduction operating costs that was capitalized (part of CAPEX).

The Property and Infrastructure

The Albany Graphite Project is located in Northern Ontario, west of the communities of Constance Lake First Nation ("CLFN") and Hearst, Ontario, within 30 km of the Trans-Canada Highway. The Project is 100% owned through the Company's wholly-owned subsidiary Albany Graphite Corp.

The property is close to established infrastructure, including roads, rail, power transmission lines and a natural gas pipeline. The PEA contemplates an access road and a power transmission line to site, together with site water supply, treatment and storage facilities, all of which are included in the capital cost estimate.

Project Development

Graphite mineralization at Albany occurs in two vertical pipes spaced approximately 250 m apart. The modelled East Pipe is approximately 300 m long and 50 m wide, extending to a depth of approximately 600 m. It is surrounded by a halo of lower grade mineralization, resulting in a total mineralized width of approximately 150 m. The modelled West Pipe is approximately 300 m long,175 m wide, and extends to a depth of approximately 500 m. The pipes are intersected by barren sills ranging from 10 m to 60 m in thickness, located approximately 200 m to 300 m below surface. Both breccia pipes remain open at depth, indicating potential for additional mineralization below the current limits of drilling.

Those sills define the development approach evaluated in the PEA. Material above the sills is contemplated for open pit extraction within an optimized pit shell, and material below the sills is contemplated for underground extraction. The PEA evaluates open pit extraction only. Underground material is included in the mineral resource estimate but is not included in the production schedule or the economic analysis.

The production schedule contemplates approximately 25.9 Mt of millfeed and 169.8 Mt of waste over a 30-year mine life, for an average strip ratio of 6.6 to 1, at an average open pit extraction rate of approximately 2,400 tonnes per day. Higher grade material is scheduled in the early years to meet concentrate production targets while creating capacity to advance stripping of the West Pit. From Years 4 to 25 material from both pipes is blended to maintain a consistent feed grade averaging 4.2% Cg. In the final years the schedule transitions to lower grade material, with blended grade averaging 2.5% Cg.

Processing and Purification

Run of mine material is crushed and ground, then treated in a flotation circuit that separates graphite from the surrounding rock. Flotation uses widely available reagents and does not require lime or acid pH modifiers. The PEA assumes flotation recovery of 86.0%, producing a concentrate grading approximately 87% Cg. Nominal annual concentrate production is approximately 34,483 tonnes, and annual finished product production following thermal purification is approximately 30,000 tonnes.

Purification is carried out in a fluidized bed reactor. Concentrate is suspended in an upward flowing gas stream and treated at elevated temperature, which removes residual mineral impurities and raises carbon content well beyond what flotation alone can achieve. The FBR route is what takes Albany's material from a concentrate into the ultra-high-purity range required by nuclear, defence and aerospace buyers, where specification and traceability matter more than tonnage.

Purification performance in the economic model is based on bench-scale testwork. Bench-scale testing has demonstrated that Albany graphite can be purified to 5N levels, consistent with benchmarks associated with certain nuclear-grade graphite applications.

Updated Mineral Resource Estimates

As part of the new PEA work, Micon updated the mineral resource estimate previously disclosed in the "Technical Report on the Albany Graphite Project, Ontario, Canada Report for NI 43-101"prepared for Albany Graphite Corp. by SLR Consulting (Canada) Ltd. dated July 31, 2023, with an effective date of April 30, 2023.

Micon estimated mineral resources using drill hole data available as of June 30, 2026. The estimate is based on a potential combined open-pit and underground mining scenario. Total Indicated Mineral Resources are estimated at 23.1 Mt grading 4.14% Cg and containing 957,075 tonnes of graphitic carbon. Total Inferred Mineral Resources are estimated at 13.3 Mt grading 2.88% Cg and containing 382,130 tonnes of graphitic carbon. In order to demonstrate Reasonable Prospects of Eventual Economic Extraction, open pit mineral resources were reported within an optimized Datamine NPVS pit shell at a cut-off grade of 1.48% Cg and underground mineral resources were reported within underground resource reporting shapes, satisfying the minimum mining size and continuity criteria, and using a cut-off grade of 1.77% Cg. Additional detail is provided in Tables 5 and 6 below.

The combined open pit and underground scenario is used to demonstrate reasonable prospects of eventual economic extraction for reporting purposes. The production schedule and economic analysis in the PEA are based on open pit extraction only.

Table 5: Mineral Resource Estimate as of June 30, 2026

Mining Method	Resource Category	Cut-off Grade (% Cg)	Tonnage (Mt)	Grade (% Cg)	Contained Graphitic Carbon (t Cg)
Open Pit	Indicated	1.48	23.1	4.14	957,075
	Inferred	1.48	9.35	2.73	254,747
Underground	Indicated	--	--	--	--
	Inferred	1.77	3.94	3.23	127,383
Total Indicated		1.48	23.1	4.14	957,075
Total Inferred		Variable	13.3	2.88	382,130

Table 6: Mineral Resource Estimate by Domain as of June 30, 2026

Mining Method	Resource Category	Cut-off Grade (% Cg)	Domain	Tonnage (Mt)	Grade (% Cg)	Contained Graphitic Carbon (t Cg)
Open Pit	Indicated	1.48	East Pipe	9.44	5.69	537,031
			West Pipe	13.7	3.07	420,044
Open Pit	Inferred	1.48	East Pipe	1.62	3.39	54,786
			West Pipe	7.73	2.59	199,961
Underground	Indicated	--	East Pipe	--	--	--
			West Pipe	--	--	--
Underground	Inferred	1.77	East Pipe	3.18	3.32	105,631
			West Pipe	0.76	2.87	21,752
Total Indicated		1.48	East and West Pipes	23.1	4.14	957,075
Total Inferred		Variable	East and West Pipes	13.3	2.88	382,130

Notes for Tables 5 and 6:

1. The effective date of the mineral resource estimate is June 30, 2026.

2. The Micon Qualified Persons with responsibility for the mineral resource estimates are William Lewis, P. Geo., Oktay Erten, P.Eng. and Charley Murahwi, P. Geo.

3. The mineral resource estimates in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum("CIM"), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

4. Inferred Mineral Resources included in this estimate have a lower level of confidence than that applied to Indicated Mineral Resources and must not be converted to Mineral Reserves. It is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration, however there is no certainty that such upgrade will occur.

5. Mineral resources are estimated using a long-term weighted average price of US$23,485 per tonne Cg, and an exchange rate of US$1.00 = C$1.33.

6. Bulk density is 2.62 t/m3 and 2.61 t/m3 for West Pipe domains 20 and 21, respectively, and 2.59 t/m3 and 2.63 t/m3 for East Pipe domains10 and 14, respectively.

7. Open pit mineral resource estimates are constrained by a pit-shell generated in Datamine NPVS software above a cut-off grade of1.48% Cg.

8. Underground mineral resource estimates are constrained within underground reporting shapes to demonstrate Reasonable Prospects for Eventual Economic Extraction and reported above a cut-off grade of 1.77% Cg.

9. The Pit optimization parameters used are: pit slope = 50 degrees, metallurgical overall recovery = 86%

10. While no such issues have been specifically identified, the mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

11. Numbers may not add due to rounding.

Data Verification

The data used in this estimate is supported by industry standard Quality Assurance and Quality Control ("QA/QC") procedures, such as the insertion of certified standards and blanks into the sample stream and the utilization of certified independent analytical laboratories for all assays.  No significant QA/QC issues were identified during the data review.

The data used to support the estimate was reviewed and verified by Charley Murahwi and Oktay Erten. Micon compared the original laboratory data certificates to the assay database and no material errors were observed.

Adil Aissautov, Charley Murahwi and Mohsin Hashmi visited the Project on June 15, 2026. The site visit included a review of drill core, an aerial overview of the project site, and verification of the 2019 bulk sample drill hole locations.

Qualified Person

The preliminary economic assessment and mineral resource information disclosed in this material change report have been prepared by William Lewis, P. Geo., Oktay Erten, P.Eng., and Charley Murahwi, P. Geo, all employees of Micon Internation Limited and independent to the Company and to Albany Graphite Corp., and all "Qualified Persons" for the purpose of NI 43-101, and each has reviewed and approved the contents of this material change report as it pertains to the preliminary economic assessment and mineral resource estimates.

Mr. Peter Wood, P.Eng., P.Geo., Vice President of Development of Albany Graphite Corp., a "Qualified Person" under NI 43-101, has supervised the preparation of and approved the technical information contained in this material change report.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7. Omitted Information

No significant facts have been omitted from this Material Change Report.

8. Executive Officer

For further information, please contact Ryan Shacklock, Senior VP, Strategy & Business Development of the Company at (306) 270-9610 or rshacklock@zentek.com.

9. Date of Report

This report is dated at Toronto, this 20th day of August, 2026.